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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Bouldeard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated

Date: February 22, 2002	By	/s/ KEITH RICKARD
Title: President and Chief Executive Officer

[BAKBONE SOFTWARE LOGO]

February 22, 2002

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: BakBone Software Incorporated ("Company")

We confirm that the following material was sent by pre-paid mail on February 22, 2002 to the shareholders listed on the Company's supplementary mailing list and to the registered shareholders of the Company:

1.
Third Quarter Interim Report for the period ending December 31, 2001.

We are providing this material to you in compliance with the regulations made under the Securities Act.

Yours truly,
BakBone Software Incorporated

/s/ JOHN FITZGERALD John Fitzgerald Chief Financial Officer

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SIGNATURES